Item 77.C.

        A special meeting of the shareholders of Neuberger Berman High Yield Bond Fund (Fund) was held on August 7, 2002, to consider a proposal to reorganize the Fund into the Neuberger Berman High Income Bond Fund. The proposal was approved, with 1,821,783.581 shares voted in favor of the reorganization and 30,960.689 shares voted against the reorganization; 12,956.788 shares abstained from voting.
DC 551002.1